UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number 0-17795

CIRRUS LOGIC, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	77-0024818
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 W. 6th Street, Austin, TX 78701

(Address of principal executive offices)

Registrant’s telephone number, including area code: (512) 851-4000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Cirrus Logic, Inc. (the “Company”) has evaluated its current product lines and determined that certain products that we manufactured, or contracted to manufacture, during calendar year 2016 use “conflict minerals” that are necessary to the functionality or production of those products. Conflict minerals are defined by the Securities and Exchange Commission (SEC) as cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (the “3TG” minerals). The Company conducted a good faith reasonable country of origin inquiry regarding those 3TG minerals to determine whether any of the 3TG minerals originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola (the “Covered Countries”), and whether any of the 3TG minerals may be from recycled or scrap sources. Based on its inquiry, the Company undertook due diligence on the source or chain of custody of its 3TG minerals and filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. A copy of the Company’s Conflict Minerals Report, along with a copy of this Form SD, is publicly available online at www.cirrus.com/company/quality/corporate-compliance in the Corporate Compliance section of our website.

Item 1.02	Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

The following exhibit is filed as part of this Report:

•	Exhibit 1.01– Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CIRRUS LOGIC, INC.

Date: May 31, 2017	By:	/s/ Gregory S. Thomas
		Name:	Gregory S. Thomas
		Title:	Vice President, General Counsel